UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

AVENUE THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

05360L205
(CUSIP Number)

A.S. Kumar
General Counsel, Cipla Limited
c/o
InvaGen Pharmaceuticals Inc.
Site B, 7 Oser Ave.
Hauppauge, New York 11788
Tel: +1 (631) 231-3233
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INVAGEN PHARMACEUTICALS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable (see Item 3 below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
4,227,179 (See Note 1)

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,227,179 (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.55% (See Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The Reporting Person does not own any shares of common stock (“Shares”) of Avenue Therapeutics, Inc. (the “Issuer”). However, due to the Support Agreement (as defined below), the Reporting Person may be deemed to have shared voting power to vote, with respect to the matters covered by the Support Agreement, up to an aggregate of 4,227,179 Shares, and such Shares may be deemed beneficially owned pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”). Such 4,227,179 Shares include (i) 3,590,096 issued and outstanding Shares held by Fortress Biotech, Inc. (“Fortress”), (ii) 175,001 issued and outstanding Shares held by Dr. Lucy Lu, the Chief Executive Officer of the Issuer (“Dr. Lu”), (iii) 158,332 unvested restricted Shares of the Issuer held by Dr. Lu, (iv) 53,750 vested restricted stock units of the Issuer held by Dr. Lu that are convertible into Shares, and (v) 250,000 shares of the Issuer’s class A preferred stock (“Class A Preferred Stock”) held by Fortress that are convertible into Shares.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (“Rule 13d-4”), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is a beneficial owner of such Shares, and the Reporting Person expressly disclaims any such beneficial ownership.

(2)
Calculation of percentage is based on 10,966,148 Shares, comprised of (i) 10,196,088 issued and outstanding Shares, (ii) 466,310 unvested restricted Shares of the Issuer, (iii) 53,750 vested restricted stock units of the Issuer held by Dr. Lu that are convertible into Shares, and (iv) 250,000 shares Class A Preferred Stock held by Fortress that are convertible into Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018 (“Form 10-Q”).

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CIPLA (EU) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable (see Item 3 below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
4,227,179 (See Note 1)

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,227,179 (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.55% (See Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The Reporting Person does not own any Shares. However, due to the Support Agreement, the Reporting Person may be deemed to have shared voting power to vote, with respect to the matters covered by the Support Agreement, up to an aggregate of 4,227,179 Shares, and such Shares may be deemed beneficially owned pursuant to Rule 13d-3. Such 4,227,179 Shares include (i) 3,590,096 issued and outstanding Shares held by Fortress, (ii) 175,001 issued and outstanding Shares held by Dr. Lu, (iii) 158,332 unvested restricted Shares of the Issuer held by Dr. Lu, (iv) 53,750 vested restricted stock units of the Issuer held by Dr. Lu that are convertible into Shares, and (v) 250,000 shares of Class A Preferred Stock held by Fortress that are convertible into Shares.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is a beneficial owner of such Shares, and the Reporting Person expressly disclaims any such beneficial ownership.

(2)
Calculation of percentage is based on 10,966,148 Shares, comprised of (i) 10,196,088 issued and outstanding Shares, (ii) 466,310 unvested restricted Shares of the Issuer, (iii) 53,750 vested restricted stock units of the Issuer held by Dr. Lu that are convertible into Shares, and (iv) 250,000 shares Class A Preferred Stock held by Fortress that are convertible into Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CIPLA LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable (see Item 3 below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
4,227,179 (See Note 1)

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,227,179 (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.55% (See Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The Reporting Person does not own any Shares. However, due to the Support Agreement, the Reporting Person may be deemed to have shared voting power to vote, with respect to the matters covered by the Support Agreement, up to an aggregate of 4,227,179 Shares, and such Shares may be deemed beneficially owned pursuant to Rule 13d-3. Such 4,227,179 Shares include (i) 3,590,096 issued and outstanding Shares held by Fortress, (ii) 175,001 issued and outstanding Shares held by Dr. Lu, (iii) 158,332 unvested restricted Shares of the Issuer held by Dr. Lu, (iv) 53,750 vested restricted stock units of the Issuer held by Dr. Lu that are convertible into Shares, and (v) 250,000 shares of Class A Preferred Stock held by Fortress that are convertible into Shares.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is a beneficial owner of such Shares, and the Reporting Person expressly disclaims any such beneficial ownership.

(2)
Calculation of percentage is based on 10,966,148 Shares, comprised of (i) 10,196,088 issued and outstanding Shares, (ii) 466,310 unvested restricted Shares of the Issuer, (iii) 53,750 vested restricted stock units of the Issuer held by Dr. Lu that are convertible into Shares, and (iv) 250,000 shares Class A Preferred Stock held by Fortress that are convertible into Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q.

Item 1.	Security and Issuer.

This statement relates to shares of common stock (“Shares”) of Avenue Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 2 Gansevoort Street, New York, New York 10014.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being jointly filed on behalf of: (i) InvaGen Pharmaceuticals Inc., a New York corporation (“InvaGen”); (ii) Cipla (EU) Limited, a company incorporated in the United Kingdom (“Cipla EU”) and (iii) Cipla Limited, a company incorporated in India (“Cipla Limited”) (each of InvaGen, Cipla EU and Cipla Limited, a “Reporting Person”, and collectively, the “Reporting Persons”).

(b)
InvaGen is a wholly-owned direct subsidiary of Cipla EU. Cipla EU is a wholly-owned direct subsidiary of Cipla Limited.  A Joint Filing Agreement among the Reporting Persons is attached as Exhibit A to this Schedule 13D.

(c)
InvaGen’s business address is 7 Oser Avenue, Hauppauge, New York 11788. Cipla EU’s business address is Dixcart House, Addlestone Road, Bourne Business Park, Addlestone, Surrey, KT15 2LE, United Kingdom.  Cipla Limited’s business address is Cipla House, Peninsula Business Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai 400013, Maharashtra, India.

(d)
The principal business of Cipla Limited is the manufacturing and distribution of pharmaceutical products. Cipla EU is a direct subsidiary of Cipla Limited, and InvaGen is an indirect subsidiary of Cipla Limited.

(e)
During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	N/A.

Item 3.	Source or Amount of Funds or Other Consideration.

The descriptions of the SPMA (as defined below) and the Support Agreement (as defined below) in Item 4 of this Schedule 13D are hereby incorporated by reference.  The Stockholders (as defined below) entered into the Support Agreement in connection with the SPMA.  The Shares covered by the Support Agreement have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Support Agreement.  InvaGen expects to pay the consideration payable in connection with the Stock Purchase Transaction out of its generally available funds or through the issuance of equity to Cipla EU.  InvaGen expects to pay the consideration payable in connection with the Merger Transaction out of its generally available funds, through the issuance of equity to Cipla EU, or by borrowing from a financial institution (except for amounts payable under the Contingent Value Rights Agreement (as defined in the SPMA), if any, which are expected to be paid from generally available funds of the Issuer).

Item 4.	Purpose of Transaction.

Stock Purchase and Merger Agreement

On November 12, 2018, the Issuer, InvaGen and Madison Pharmaceuticals Inc., a newly formed wholly-owned subsidiary of InvaGen, entered into a Stock Purchase and Merger Agreement (the “SPMA”) pursuant to which InvaGen will purchase, for $35 million, Shares representing 33.3% of the fully diluted capitalization of the Issuer (the “Stock Purchase Transaction”) and subsequently acquire the remaining issued and outstanding capital stock of the Issuer for $180 million, subject to certain reductions, in a reverse subsidiary merger transaction (the “Merger Transaction”). Pursuant to the terms and subject to the conditions set forth in the SPMA, InvaGen will, at second closing, hold 100% of the issued and outstanding equity interests of the Issuer. The aggregate consideration to be paid by InvaGen under the SPMA is $215 million in cash, subject to certain potential reductions. In addition, the Issuer is subject to certain lock-up restrictions and agreed not to (subject to customary exceptions), during the period commencing at the signing of the SPMA until the Merger Transaction, issue, buy, sell, or otherwise subject to a security interest, pledge, hypothecation, mortgage or lien, any securities of the Issuer.

Under the SPMA, at the closing of the Stock Purchase Transaction, the Issuer and InvaGen will enter into an agreed upon form  registration rights agreement with respect to the Shares purchased by InvaGen (the “Registration Rights Agreement”).  In addition, at the closing of the Stock Purchase Transaction, the Issuer will cause the form of amended and restated bylaws of the Issuer agreed to among the parties to the SPMA, providing for, among other things, the nomination of three individuals selected by InvaGen to be directors of the Issuer, to be adopted as the amended and restated bylaws of the Issuer (the “Revised Bylaws”).

Consummation of the Merger Transaction is conditioned, among other things, upon U.S. Food and Drug Administration approval of IV Tramadol, its labeling and scheduling and the absence of any Risk Evaluation and Mitigation Strategy restrictions in effect with respect to IV Tramadol, as well as the expiration of any waiting period applicable to the acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The SPMA contains certain customary closing conditions, including the approval of the Issuer’s stockholders of the Stock Purchase Transaction and the Merger Transaction.

Voting and Support Agreement

On November 12, 2018, concurrently with the entry into the SPMA, Fortress Biotech, Inc. (“Fortress”), and Dr. Lucy Lu, the Issuer’s chief executive officer (“Dr. Lu”, and together with Fortress, the “Stockholders”), entered into a Voting and Support Agreement (the “Support Agreement”) with InvaGen and the Issuer.

Under the Support Agreement, the Stockholders agreed, among other things, to (i) be present at any meeting of the Issuer’s stockholders, in person or represented by proxy, or otherwise cause all of their voting securities to be counted as present for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of their securities in favor of the Proposals (as defined in the SPMA), adjourning or postponing the stockholders meeting to a later date if there are not sufficient votes for the requisite stockholder approval, electing the Buyer Directors as members of the board of directors of the Issuer or any other matter necessary for the consummation of the Stock Purchase Transaction, Merger Transaction and any other transactions contemplated by the SPMA or the ancillary agreements. Further, pursuant to the Voting Agreement, the Stockholders will vote against any Takeover Proposal (as defined in the SPMA), any other action made in opposition to adoption of the SPMA or the ancillary agreements, any action reasonably expected to materially impede any of the transactions contemplated by the SPMA or the ancillary agreements, any action reasonably expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the SPMA, or of the Stockholders contained in the Voting Agreement, any sale, lease or transfer of any material asset of the Issuer, any reorganization, recapitalization or liquidation of the Issuer, any change in the present capitalization, dividend policy, certificate of incorporation or bylaws of the Issuer, and any other change in the Issuer’s corporate structure or business. In addition, the Stockholders agreed not to transfer any Issuer securities held by them until the earlier of the Merger Transaction and the termination of the SPMA.

The foregoing descriptions of the SPMA, the Support Agreement, the Registration Rights Agreement and the Revised Bylaws set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to their full texts, which are incorporated by reference as Exhibit B, Exhibit C, Exhibit D, and Exhibit E hereto, respectively.

Stockholders Agreement

The description of the Stockholders Agreement entered into by the Issuer, InvaGen and the Stockholders on November 12, 2018, including InvaGen’s right to nominate the Buyer Directors (as defined in the Stockholders Agreement), that is set forth under Item 1.01 of the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on November 14, 2018 (“Form 8-K”) and the full text of the Stockholders Agreement provided as Exhibit 10.2 to Form 8-K are hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a)
The information contained in rows 7 through 13 on each of the cover pages of this Schedule 13D and the information contained in Items 1, 2 and 4 of this Schedule 13D are incorporated by reference. The Reporting Persons do not own any Shares of the Issuer. However, due to the Support Agreement, the Reporting Person may be deemed to have shared voting power to vote, with respect to the matters covered by the Support Agreement, up to an aggregate of 4,227,179 Shares, and such Shares may be deemed beneficially owned pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Such 4,227,179 Shares include (i) 3,590,096 issued and outstanding Shares held by Fortress, (ii) 175,001 issued and outstanding Shares held by Dr. Lu, (iii) 158,332 unvested restricted Shares of the Issuer held by Dr. Lu, (iv) 53,750 vested restricted stock units of the Issuer held by Dr. Lu that are convertible into Shares, and (v) 250,000 shares of the Issuer’s class A preferred stock (“Class A Preferred Stock”) held by Fortress that are convertible into Shares.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is a beneficial owner of such Shares, and the Reporting Persons expressly disclaim any such beneficial ownership.

(b)
The Shares subject to the Support Agreement represent 38.55% of the outstanding Shares.  The calculation of such percentage is based on 10,966,148 Shares, comprised of (i) 10,196,088 issued and outstanding Shares, (ii) 466,310 unvested restricted Shares of the Issuer, (iii) 53,750 vested restricted stock units of the Issuer held by Dr. Lu that are convertible into Shares, and (iv) 250,000 shares Class A Preferred Stock held by Fortress that are convertible into Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

(c)
Except as set forth in Item 4 and Item 6 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the Shares during the past 60 days.

(d)
The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, any Shares subject to the Support Agreement. The Reporting Persons will have no pecuniary interest in any Shares of the Issuer unless and until the Stock Purchase Transaction contemplated by the SPMA is consummated.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the SPMA and the Support Agreement in Item 4 of this Schedule 13D are hereby incorporated by reference.

The description of the Waiver Agreement entered into by InvaGen and Fortress on November 12, 2018 that is set forth under Item 1.01 of Form 8-K and the full text of the Waiver Agreement provided as Exhibit 10.6 to Form 8-K are hereby incorporated by reference.

The description of the restrictive covenant agreement entered into by InvaGen and Fortress on November 12, 2018 that is set forth under Item 1.01 of Form 8-K and the full text of the restrictive covenant agreement provided as Exhibit 10.7 to Form 8-K are hereby incorporated by reference.

The description of the Indemnification Agreement entered into by InvaGen and Fortress on November 12, 2018 that is set forth under Item 1.01 of Form 8-K and the full text of the Indemnification Agreement provided as Exhibit 10.8 to Form 8-K are hereby incorporated by reference.

The description of the restrictive covenant agreement entered into by InvaGen and Dr. Lu on November 12, 2018 that is set forth under Item 1.01 of Form 8-K and the full text of the restrictive covenant agreement provided as Exhibit 10.9 to Form 8-K are hereby incorporated by reference.

The description of the Contingent Value Rights Agreement that is set forth under Item 1.01 of Form 8-K is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

Exhibit A	Joint Filing Agreement by and among InvaGen Pharmaceuticals Inc., Cipla (EU) Limited and Cipla Limited dated as of November 23, 2018.

Exhibit B
Stock Purchase and Merger Agreement by and among Avenue Therapeutics, Inc., InvaGen Pharmaceuticals Inc. and Madison Pharmaceuticals Inc. dated as of November 12, 2018. Incorporated by reference to Exhibit 10.1 to Form 8-K.

Exhibit C
Voting and Support Agreement by and among Avenue Therapeutics, Inc., InvaGen Pharmaceuticals Inc. and certain Stockholders of Avenue Therapeutics, Inc. dated as of November 12, 2018.  Incorporated by reference to Exhibit 10.5 to Form 8-K.

Exhibit D	Form of Registration Rights Agreement.

Exhibit E	Form of Revised Bylaws.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2018

INVAGEN PHARMACEUTICALS INC.

By:	/s/ Deepak Agarwal

Name:	Deepak Agarwal

Title:	Director

CIPLA (EU) LIMITED

By:	/s/ Christos Kartalis

Name:	Christos Kartalis

Title:	Director

CIPLA LIMITED

By:	/s/ A.S. Kumar

Name:	A.S. Kumar

Title:	Global General Counsel and Executive Vice President

Annex A
Directors and Executive Officers of the Reporting Persons

InvaGen Pharmaceuticals Inc.

The name, business address, present principal occupation and citizenship of each director and executive officer of InvaGen Pharmaceuticals Inc. (“InvaGen”) are set forth below.  If no address is given, the business address of each person listed below is 7 Oser Avenue, Hauppauge, New York 11788.

Name	Present Principal Occupation and Business Address	Citizenship

Umang Vohra	Director	India

Samina Vaziralli	Director	India

Peter Lankau	Director	United States

Nikhil Lalwani	President and Chief Executive Officer of InvaGen	India

Deepak Agarwal	Chief Financial Officer of InvaGen	India

Mohit Mundra	Secretary and Treasurer of InvaGen	India

Cipla (EU) Limited

The name, business address, present principal occupation and citizenship of each director and executive officer of Cipla (EU) Limited (“Cipla EU”) are set forth below.  If no address is given, the business address of each person listed below is Dixcart House, Addlestone Road, Bourne Business Park, Addlestone, Surrey, KT15 2LE, United Kingdom.

Name	Present Principal Occupation and Business Address	Citizenship

Gillian Latham	Director	United Kingdom

Christos Kartalis	Director	Greece

Samina Vaziralli	Director	India

Cipla Limited

The name, business address, present principal occupation and citizenship of each director and executive officer of Cipla Limited (“Cipla Limited”) are set forth below. If no address is given, the business address of each person listed below is Cipla House, Peninsula Business Park, Ganapatrao Kadam Marg, Lower Parel West, Mumbai, Maharashtra 400013, India.

Name	Present Principal Occupation and Business Address	Citizenship

Y. K. Hamied	Non-Executive Chairman of Cipla Limited	India

M.K. Hamied	Non-Executive Vice-Chairman of Cipla Limited	India

Samina Vaziralli	Executive Vice-Chairperson of Cipla Limited	India

Umang Vohra	Managing Director and Global Chief Executive Officer of Cipla Limited	India

S. Radhakrishnan	Director of Cipla Limited	India

Ashok Sinha	Director of Cipla Limited	India

Dr. Peter Mugyenyi	Director of Cipla Limited	Uganda

Adil Zainulbhai	Director of Cipla Limited	United States

Punita Lal	Director of Cipla Limited	India

Naina Lal Kidwai	Director of Cipla Limited	India

Ireena Vittal	Director of Cipla Limited	India

Peter Lankau	Director of Cipla Limited	United States